

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

December 24, 2008

Mr. David S. Smith
President and Treasurer
Mission Broadcasting, Inc.
7650 Chippewa Road, Suite 305
Brecksville, OH 44141

>        **RE:    Mission Broadcasting, Inc.**
>                **Form 10-K for Fiscal Year Ended December 31, 2007**
>                **Filed March 11, 2008**
>
>                **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>                **File No. 333-62916-02**

Dear Mr. Smith:

        We have reviewed your supplemental response letter dated December 3, 2008 as well as your filing and have the following comments.  As noted in our comment letter dated November 3, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 6.  Acquisition, page 8

1.  We note your response to our prior comment.  Explain for us in more detail why you believe that the terms of the SSA and JSA continued to reflect the fair market value at the date of acquisition.  Tell us how you determined that the contractual percentage of broadcast cash flows being paid under the agreement was consistent with current market values.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director